Exhibit 95

Mine Safety Disclosure

The following disclosures are provided pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K, which require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”). The disclosures reflect our U.S. mining operations at the Gold Bar mine only, as the requirements of the Act and Item 104 of Regulation S-K do not apply to our mines operated outside the United States.

For the quarter ended September 30, 2020, we were not issued any orders, notices or violations by the Mine Safety and Health Administration (“MSHA”).

During the quarter ended September 30, 2020, we received no citations for violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a mine safety or health hazard under Section 104 of the Federal Mine Safety and Health Act of 1977 (the “Mine Act”).  Nor did we receive any proposed assessments from MSHA during that time.

There were no mining-related fatalities at our Gold Bar mine for the quarter ended September 30, 2020.  Nor have we received an imminent danger order under Section 107(a) of the Mine Act.

We have not received any notices of a pattern of violations, or of the potential to have such a pattern, of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of mine health and safety hazards under Section 104(e) of the Mine Act.

We have no pending legal actions before the MSHA Review Commission as of September 30, 2020 and have not instituted any legal action before that Commission during the quarter ended September 30, 2020.